
June 12, 2013

Via E-mail
Roy Yu
Chief Financial Officer
Pingtan Marine Enterprise Ltd.
18/F, Zhongshan Building A
No. 154 Hudong Road
Fuzhou, PRC 350001

> **Re:** **Pingtan Marine Enterprise Ltd.**
> **Amendment No.1 to Registration Statement on Form S-3**
> **Filed May 31, 2013**
> **File No. 333-188007**

Dear Mr. Yu:

We have reviewed the amendment to your registration statement and have the following comments.

General

1. We note your revised disclosure in response to comment one in our letter dated April 19, 2013, pursuant to which you now disclose that the selling stockholders involved in selling the Warrants "may be deemed to be 'underwriters'." As discussed in our prior comment one, in accordance with the provisions of Securities Act Rule 144(i), please revise your prospectus cover page and plan of distribution disclosure to state that Chum Capital Group Limited "is" an underwriter with respect to the sale of the Sponsor Warrants and of the 1,150,000 ordinary shares listed in the selling securityholders table (refer to disclosure on page 38).

Prospectus Cover Page

2. Refer to the securities listed in the third bullet point. Please explain the legal significance of the statement that you are registering up to 3,966,667 ordinary shares upon the exercise of the Sponsor Warrants "so long as such Warrants are exercised by transferees who acquired those Warrants in registered transactions…" As the Sponsor Warrants appear to be currently exercisable, please discuss how the company intends to comply with its Section 5 obligations with respect to the issuance of ordinary shares following Sponsor's exercise of these warrants. Please advise, or otherwise, revise your disclosure to remove such qualification.

3. Since no ordinary shares underlying outstanding warrants are being registered for resale, please revise your disclosure stating that you will not receive proceeds "from the resale of the underlying ordinary shares." Please make a corresponding change in your Plan of Distribution section on page 36.

Selling Securityholders, page 37

4. Since the ordinary shares underlying the warrants will be issued in a registered transaction, please revise the second sentence of the first paragraph accordingly.

5. In the third paragraph, please revise the statement that the "selling securityholders are not making any representation that any Warrants or ordinary shares covered by this prospectus will be offered for sale" as it appears to be inconsistent with your prospectus disclosures. We may have additional comments following review of your response.

Information Incorporated by Reference, page 44

6. Please update your disclosure to include the Quarterly Report on Form 10-Q for the period ended March 31, 2013.

Exhibit 5.2 – Opinion of Forbes Hare

7. We note your response to comment seven in our letter dated April 19, 2013; however, no changes appear to have been made to counsel's opinion in response to our comment. Please have counsel revise its opinion accordingly.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: William N. Haddad, Reed Smith LLP (*via e-mail*)